UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

OneConnect Financial Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

68248T105**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T105

1.		Names of Reporting Persons. Sen Rong Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	N/A
	6.	Shared Voting Power	199,768,050
	7.	Sole Dispositive Power	N/A
	8.	Shared Dispositive Power	199,768,050
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	199,768,050
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9)	17.1%[1]
12.	Type of Reporting Person	CO

1 Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 68248T105

1.		Names of Reporting Persons. Yi Chuan Jin Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	N/A
	6.	Shared Voting Power	199,768,050
	7.	Sole Dispositive Power	N/A
	8.	Shared Dispositive Power	199,768,050
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	199,768,050 [2]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9)	17.1%[3]
12.	Type of Reporting Person	CO

2 The ordinary shares reported by the Reporting Person are held of record by Sen Rong Limited, which is wholly owned by Yi Chuan Jin Limited.

3 Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 68248T105

1.		Names of Reporting Persons. Rong Chang Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	202,360,350
	6.	Shared Voting Power	402,128,400[4]
	7.	Sole Dispositive Power	202,360,350
	8.	Shared Dispositive Power	402,128,400
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	402,128,400
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9)	34.4%[5]
12.	Type of Reporting Person	CO

4  On August 3, 2020, Rong Chang Limited and Sen Rong Limited entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”). In addition, Xin Ding Heng Limited and Yi Chuan Jin Limited, which were then 75.1% and 24.9% shareholders of Sen Rong Limited, respectively, entered into an agreement agreeing, among others, to procure Sen Rong Limited to carry out the terms of the Acting-in-Concert Agreement. Pursuant to these agreements, Sen Rong Limited agreed to, and Yi Chuan Jin Limited and Xin Ding Heng Limited agreed to procure Sen Rong Limited to, act together with Rong Chang Limited for purpose of exercising Sen Rong Limited’s shareholders’ rights in the Issuer, including in relation to the voting and disposition of the Issuer’s shares it holds, and Sen Rong Limited agreed to appoint Rong Chang Limited as its proxy to attend and vote its shares in the Issuer’s shareholders’ meetings. As a result of the Acting-in-Concert Agreement, (i) Rong Chang Limited and Sen Rong Limited may be deemed to have formed a group, which may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Rong Chang Limited and Sen Rong Limited, collectively, and (ii) Rong Chang Limited may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Sen Rong Limited, as well as all the Issuer’s ordinary shares of which it is a record holder. Rong Chang Limited disclaims beneficial ownership of these shares, except to the extent of its pecuniary interests therein.

5   Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 68248T105

1.		Names of Reporting Persons. Xin Ding Heng Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	N/A
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	N/A
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0[6]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row (9)	0%
12.	Type of Reporting Person	CO

6 Xin Ding Heng Limited was the administrator of the Issuer’s share incentive plan and indirectly held 66,171,600 of the Issuer’s ordinary shares through Sen Rong Limited, which represented the maximum aggregate number of ordinary shares that can be issued under the Issuer’s share option plan. As of December 31, 2020, Xin Ding Heng Limited had transferred all 66,171,600 ordinary shares it indirectly held through Sen Rong Limited to the Issuer, and it was no longer a shareholder of Sen Rong Limited.

Schedule 13G/A

CUSIP 68248T105

ITEM 1.

(a)   Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b)   Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

ITEM 2.

(a) Name of Person Filing:

Sen Rong Limited

Yi Chuan Jin Limited

Rong Chang Limited

Xin Ding Heng Limited

(b) Address of Principal Business Office, or if None, Residence:

The registered address of each of the Reporting Persons is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(c)  Citizenship:

The citizenship of each of the Reporting Persons is British Virgin Islands.

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer.

(e)  CUSIP Number: 68248T105

CUSIP number 68248T105 has been assigned to the ADSs of the Issuer. Each ADS represents three ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)                   ☐         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)                   ☐         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                    ☐         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)                   ☐         Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

(e)                    ☐         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)                     ☐         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)                    ☐         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)                   ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                       ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                      ☐         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4. OWNERSHIP.

(a)         Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)         Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)         Number of shares as to which the person has:

(i)                  Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)               Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)            Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)           Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Sen Rong Limited: Not applicable.

Yi Chuan Jin Limited: Not applicable.

Rong Chang Limited: Not applicable.

Xin Ding Heng Limited: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.2

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Sen Rong Limited
By:	/s/ Wang Wenjun
Name: Wang Wenjun
Title: Director

Yi Chuan Jin Limited
By	/s/ Xu Liang
Name: Xu Liang
Title: Director

Rong Chang Limited
By:	/s/ Wang Wenjun
Name: Wang Wenjun
Title: Director

Xin Ding Heng Limited
By:	/s/ Xu Liang
Name: Xu Liang
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information